

April 18, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Richard C. Yonker
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

      Re: Vitesse Semiconductor Corporation
             Form 10-K for the Fiscal Year Ended September 30, 2010
               Filed December 1, 2010
             File No. 000-19654

Dear Mr. Yonker:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 60

1.   Please revise future filings to provide the quantitative disclosures regarding market risk in one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Note 1. The Company and Its Significant Accounting Policies, page 67

2.   We note your disclosures on pages 55-56 within MD&A related to the $21.5 million gain on the sale of a portion of your Storage Products business to Maxim Integrated Products, Inc. We note from your 2008 Form 10-K that you determined the value of the goodwill attributable to the business sold based on the relative sales price of the business sold to the estimated fair market value of the company at the time the sale commenced. Please provide us with the calculation of your goodwill allocated to discontinued operations for this sale and a discussion of the basis for your allocation methodology. Further, tell us how you determined the fair value of the company.

Note 8. Significant Customers, Concentration of Credit Risk and Geographic Information, page 88

3.   We note your disclosure here that you have one "reportable operating segment." Please tell us if you have more than one operating segment that you have aggregated together to create one reportable segment. If so, discuss how you have considered the guidance in paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

4.   We note your disclosure on page 36 regarding your business product lines. You state that you classify product revenues into three markets: Carrier Networking, Enterprise Networking and Non-Core. Please revise future filings to provide the disclosures required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

5.   We note your disclosure of revenues by geographic area. Specifically, we see that you have grouped each of the USA, Canada and Mexico together. In accordance with paragraph 280-10-50-41 of the FASB Accounting Standards Codification, please revise future filings to separately present revenues from external customers attributed to your country of domicile.

Item 9A. Controls and Procedures, page 94

Management's Report on Internal Control over Financial Reporting, page 94

6.   Please revise your future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief